SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

Expedia, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Richard N. Baer, Esq. Chief Legal Officer Liberty Interactive Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5300	Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 29,384,611 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 29,384,611 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,384,611 shares (1)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 19.5% (1)(2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,025,929 shares of Common Stock held by Barry Diller (“Mr. Diller”), (ii) options to purchase 312,105 shares of Common Stock held by Mr. Diller that are exercisable within 60 days of November 4, 2016, (iii) 439,552 shares of Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 10,807,026 shares of Common Stock held by a bankruptcy remote wholly owned subsidiary of Liberty Expedia Holdings, Inc., and (v) 12,799,999 shares of Class B Common Stock held by a wholly owned subsidiary of Liberty Expedia Holdings, Inc.

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 54.4% of the voting power of the Company.  Such beneficial ownership amounts are based on there being outstanding, as of the close of business on October 14, 2016, 137,541,998 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2016, and as calculated in accordance with Rule 13d-3.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Statement of

LIBERTY INTERACTIVE CORPORATION

and

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

EXPEDIA, INC.

Liberty Interactive Corporation (“Liberty”) and Barry Diller (“Mr. Diller,” and together with Liberty, the “Reporting Persons” and each, a “Reporting Person”) are filing this statement on Schedule 13D with respect to the shares of common stock, par value $.0001 per share (the “Common Stock”), of Expedia, Inc., a Delaware corporation (the “Company” or “Expedia”).  Liberty and Mr. Diller constitute a “group” for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group”.  The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Company by the Reporting Group on August 22, 2005, as amended by Amendment No. 1 filed with the SEC on December 13, 2005, Amendment No. 2 filed with the SEC on June 28, 2007, Amendment No. 3 filed with the SEC on November 1, 2007, Amendment No. 4 filed with the SEC on December 30, 2011, Amendment No. 5 filed with the SEC on April 2, 2012, Amendment No. 6 filed with the SEC on October 8, 2014 and Amendment No. 7 filed with the SEC on March 29, 2016 (together, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Amendment” and together with the Schedule 13D, this “Statement”) constitutes Amendment No. 8 to the Schedule 13D and is the final amendment to the Schedule 13D and is an exit filing for the Reporting Group.  Following the Split-Off (as defined and described below), Mr. Diller and Liberty Expedia Holdings, Inc. constitute a “group” for purposes of Rule 13d-5 under the Exchange Act and have filed a statement on Schedule 13D with the SEC to report their beneficial ownership of securities of the Company.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.  In this Statement, the shares of Common Stock and Class B Common Stock are referred to collectively as the “Common Shares.”

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 4.   Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 4, 2016, Liberty completed its previously announced split-off (the “Split-Off”) of its subsidiary, Liberty Expedia Holdings, Inc. (“Splitco”), which, at the time of the Split-Off, held, among other things, Liberty’s 15.7% ownership interest and 52.3% voting interest (as of September 30, 2016) in Expedia and Liberty’s wholly owned subsidiary Bodybuilding.com, LLC. The Split-Off was accomplished through the redemption by Liberty of a portion of the outstanding shares of its Liberty Ventures common stock in exchange for all of the outstanding shares of Splitco’s common stock. As a result of the Split-Off, Splitco became a separate publicly traded company.

The information contained in Items 5 and 6 of this Statement is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) and (b) The responses of Liberty to rows (7) through (13) of the second page of this Amendment are incorporated herein by reference. The information contained in Item 4 of this Amendment is incorporated herein by reference.  Mr. Diller beneficially owns 16,584,612 shares of Common Stock (assuming the exercise of options to purchase 312,105 shares of Common Stock), and 12,799,999 shares of Class B Common Stock, which shares constitute 12.1% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of such shares of Class B Common Stock into Common Stock, Mr. Diller would beneficially own 19.5% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 54.4% of the voting power of the Company.

The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on October 14, 2016, 137,541,998 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and calculated in accordance with Rule 13d-3.  Subject to the information contained in Item 6 of the Statement, Mr. Diller holds an irrevocable proxy granted by Splitco, pursuant to which Mr. Diller has the right to vote the Company’s securities held by Splitco and its subsidiaries, subject to certain limitations, which proxy is assigned by Mr. Diller to Splitco until the termination or expiration of the proxy arrangements.  Following the Split-Off, Mr. Diller and Liberty Expedia Holdings, Inc. constitute a “group” for purposes of Rule 13d-5 under the Exchange Act and have filed a statement on Schedule 13D with the SEC to report their beneficial ownership of securities of the Company.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Persons with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) November 4, 2016, with respect to the Reporting Group.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of this Amendment is incorporated by reference.

In addition, in connection with the Split-Off, on November 4, 2016, (a) Splitco, Liberty, Mr. Diller and Expedia entered into an Assignment and Assumption of Governance Agreement pursuant to which, among other things, Liberty assigned, and Splitco assumed, all of the rights, benefits and obligations of Liberty under the Governance Agreement and (b) Splitco, Liberty and Mr. Diller entered into an Assignment and Assumption of Stockholders Agreement pursuant to which, among other things, Liberty assigned, and Splitco assumed, all of the rights, benefits and obligations of Liberty under the Stockholders Agreement.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: November 14, 2016

LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Richard N. Baer
		Name:	Richard N. Baer
		Title:	Chief Legal Officer

BARRY DILLER

/s/ Barry Diller